Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

July 19, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ANSYS, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Form 8-K Filed April 27, 2006

File No. 000-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of July 6, 2006 to James E. Cashman III, President and Chief Executive Officer of the Company (the “Comment Letter”).

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 17: Subsequent Event

Comment 1:

As per our phone conversation with the Company’s legal counsel on July 6, 2006, we note that you intend to file the Form 8-K/A, which includes the financial statements of Fluent on July 14, 2006. We will review this document when filed and may have further comments based on our review.

Ms. Kathleen Collins

Securities and Exchange Commission

July 19, 2006

Response 1:

Pursuant to your discussion with us, we hereby confirm that on July 14, 2006 the Company filed the Form 8-K/A with the Article 3-05 and pro forma financial information of the Company in accordance with the presentation indicated in the letter to the Commission on May 3, 2006.

Comment 2:

We note your response to our prior comment no. 2 and your proposed revised disclosures with regards to your non-GAAP financial measures. We continue to have the following comments with regards to such information:

•	While we note that you removed your full-non-GAAP income statement reconciliation, you continue to discuss adjustments to arrive at the non-GAAP adjusted operating profit margin, such as non-GAAP cost of software licenses, non-GAAP amortization of software and acquired technology, non-GAAP cost of maintenance and services, non-GAAP selling and marketing expenses, non-GAAP research and development expense, non-GAAP amortization expense, and non-GAAP general and administrative expense. The Staff continues to believe that each of these items creates a non-GAAP financial measure for which you have not included the disclosure requirements of Item 10(e) of Regulation S-K and Question 8 of the FAQ. Please include the required disclosures or revise to remove the reference to these non-GAAP measures.

•	With regards to your reconciliation of the non-GAAP operating profit margin and the non-GAAP diluted earnings per share, the footnotes 1 and 2 to the adjustments column should quantify each of the amounts adjusted from operating income and net income for (a) amortization of intangible assets acquired in a business combination, (b) stock-based compensation and (c) the related income tax impact.

•	Your statement that ‘The Company believes eliminating these expenses to arrive at its presentation of non-GAAP adjusted operating profit margin and non-GAAP adjusted earnings per share is useful to investors because these non-GAAP measure more appropriately reflect the results of the Company’s performance’ does not provide a substantive reason why management believes these non-GAAP financial measures provide useful information to an investor. Revise to explain why management believes these are useful measures and the economic substance behind management’s decision to use such a measure.

•	You further indicate ‘In addition, management believes that the exclusion of stock-based compensation expense allows investors to better track the performance of the Company

Ms. Kathleen Collins

Securities and Exchange Commission

July 19, 2006

without regard to the effects of, in the case of stock options, the settlement of an obligation that will be not made in cash.’ Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. Explain, in detail, why management believes that removing this form of compensation from your operating results would be useful to an investor as your current explanation does not provide a substantive basis for excluding such amounts. Furthermore, based on your current disclosures, it appears that you may be excluding this item as a liquidity measure rather than a performance measure. If that is the case, then explain why you are reconciling to net income as opposed to operating cash flows.

Response 2:

In light of the concerns raised and the guidance provided in your discussion with us with respect to Comment 2, the Company has revised its proposed disclosure to be included in its press releases filed under Item 9.01 of Forms 8-K in future periods to address the Commission’s concerns. With respect to bullet 1 of Comment 2, the Company has specifically removed from its proposed disclosure the following non-GAAP measures: non-GAAP cost of software licenses, non-GAAP amortization of software and acquired technology, non-GAAP cost of maintenance and services, non-GAAP selling and marketing expenses, non-GAAP research and development expense, non-GAAP amortization expense, and non-GAAP general and administrative expense. With respect to bullet 2 of Comment 2, the Company has revised proposed footnotes (1) and (2) to its proposed reconciliation to quantify each of the amounts adjusted from operating income and net income for (a) amortization of intangible assets acquired in a business combination, (b) stock-based compensation and (c) the related income tax impact. With respect to bullet 3 of Comment 2, the Company has revised its proposed disclosure to provide the substantive reasons as to why management believes the use of non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share provides useful information to an investor, including why management believes these are useful measures and the economic substance behind management’s decision to use such a measure. With respect to bullet 4 of Comment 2, the Company has included a detailed explanation in its proposed disclosure as to why management believes that removing stock-based compensation expense from the Company’s operating results is useful to an investor. In addition, with respect to bullet 4 of Comment 2, the Company has clarified in its proposed disclosure that it is excluding stock-based compensation expense as a performance measure, and not a liquidity measure.

Based on the foregoing, the Company proposes to include for future periods the disclosure and the form of reconciliation for non-GAAP operating profit margin and non-GAAP adjusted diluted earnings per share provided below in its press releases filed under Item 9.01 of Form 8-K that include such non-GAAP financial measures.

Ms. Kathleen Collins

Securities and Exchange Commission

July 19, 2006

Proposed Disclosure For Future Periods

Use of Non-GAAP Measures

The Company provides non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share as supplemental measures to GAAP regarding the Company’s operational performance. These financial measures exclude the impact of certain items and therefore have not been calculated in accordance with GAAP. A detailed explanation of each of the adjustments to such financial measures is described below. This press release also contains a reconciliation of each of these non-GAAP financial measures to its most comparable GAAP financial measure.

Management uses non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share (a) to evaluate the Company’s historical and prospective financial performance as well as its performance relative to its competitors, (b) to set internal sales targets and spending budgets, (c) to allocate resources, (d) to measure operational profitability and the accuracy of forecasting, (e) to assess financial discipline over operational expenditures and (f) as an important factor in determining variable compensation for management and its employees. In addition, many financial analysts that follow our Company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interest of our investors to provide this information to analysts so that they accurately report the non-GAAP financial information. Moreover, investors have historically requested and the Company has historically reported these non-GAAP financial measures as a means of providing consistent and comparable information with past reports of financial results.

While management believes that these non-GAAP financial measures provide useful supplemental information to investors, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by reviewing the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

The adjustments to these non-GAAP financial measures, and the basis for such adjustments, are outlined below:

•	Amortization of intangibles from acquisitions and its related tax impact. The Company incurs amortization of intangibles, included in its GAAP presentation of amortization of

Ms. Kathleen Collins

Securities and Exchange Commission

July 19, 2006

software and acquired technology and amortization expense, related to various acquisitions it has made in recent years. Management excludes these expenses and their related tax impact for the purpose of calculating non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share when it evaluates the continuing operational performance of the Company because these costs are fixed at the time of an acquisition, are then amortized over a period of several years after the acquisition and generally cannot be changed or influenced by management after the acquisition. Accordingly, management does not consider these expenses for purposes of evaluating the performance of the Company during the applicable time period after the acquisition, and they exclude such expenses when making decisions to allocate resources. The Company believes that these non-GAAP financial measures are useful to investors because they allow investors to (a) evaluate the effectiveness of the methodology and information used by management in its financial and operational decision-making and (b) compare past reports of financial results of the Company as the Company has historically reported these non-GAAP financial measures.

•	Stock-based compensation expense and its related tax impact. The Company incurs expense related to stock-based compensation included in its GAAP presentation of cost of software licenses, cost of maintenance and service, selling and marketing expense, research and development expense and general and administrative expense. Management excludes these expenses for the purpose of calculating non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share when it evaluates the continuing operational performance of the Company because they are non-cash charges. The Company believes that the non-GAAP financial measures are useful to investors because they allow investors to (a) evaluate the Company’s operating results and the effectiveness of the methodology used by management to review the Company’s operating results, and (b) review any variations and trends in the Company’s GAAP operating results that may otherwise be masked as a result of the Company’s fluctuations in stock-based compensation expense. In addition, the Company believes that excluding stock-based compensation from its GAAP financial measures provides investors with historical comparability in its financial reporting, as well as comparability with competitors’ operating results.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.

Ms. Kathleen Collins

Securities and Exchange Commission

July 19, 2006

Pursuant to the requirements of Regulation G, the Company has provided a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as listed below:

GAAP Reporting Measure	Non-GAAP Reporting Measure
Operating Profit Margin	Adjusted Operating Profit Margin
Net Income	Adjusted Net Income
Diluted Earnings Per Share	Adjusted Diluted Earnings Per Share

Proposed Reconciliation

ANSYS, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Measures

(in thousands, except percentages)

	As Reported			Adjustments	Adjusted Results

Total revenue	$	XXXX			$	XXXX
Operating income		XXXX		XXX[1]		XXXX
Operating profit margin		XX	%			XX	%
Net income		XXXX		XXX[2]		XXXX
Earnings per share – diluted:	$	XX			$	XX
Diluted earnings per share
Weighted average shares – diluted		XXXXX				XXXXX

1	Amount represents XX amortization expense associated with intangible assets acquired in business acquisitions, including amounts primarily related to acquired software, customer list and non-compete agreements, and XX charge for stock-based compensation in accordance with the Company’s January 1, 2006 adoption of SFAS No. 123R, “Share-Based Payment.”
2	Amount represents the impact of the adjustments to operating income referred to in (1) above, adjusted for the income tax impact of XX as it relates to the amortization expense associated with intangible assets acquired in business acquisitions and XX as it relates to the charge for stock-based compensation.

* * * * *

Ms. Kathleen Collins

Securities and Exchange Commission

July 19, 2006

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1121 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Stephen T. Adams
Stephen T. Adams, Esq.
Goodwin Procter LLP

cc:	Sheila S. DiNardo
ANSYS, Inc.